CONSENT

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the fairness opinion dated June 3, 2007 (the “Fairness Opinion”) and any extracts from or summaries of the Fairness Opinion in the management information circular dated June 25, 2007 (the “Information Circular”) of Energy Metals Corporation (the “Company”) or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Fairness Opinion that support the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Fairness Opinion or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Fairness Opinion.

Date: June 25, 2007

GMP SECURITIES L.P.

By:	“Kevin Reid”

Name:	Kevin Reid

Title:	Senior Vice President